UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2009

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A publicly held company

CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD DECEMBER 21, 2009

I.	DATE, TIME AND PLACE: Meeting held on December 21, 2009, at 2:00 p.m. at the headquarters of the Company at Alameda Santos, 1.357/8th floor, in the City of São Paulo, State of São Paulo.

II.
ATTENDANCE: Shareholders representing approximately 31%of the Company’s capital stock attended, according to the signatures in the Shareholders’ Attendance Book.  Fiscal Council members Samuel de Paula Matos and Sérgio Ricardo Lopes de Farias, as well as Terco Grant Thornton Auditores Independentes’ representative Rogério Villa, were also in attendance.

III.	CALL NOTICE: The Call Notice was published on December 4, 7 and 8 in the Diário Oficial do Estado de São Paulo and Valor Econômico magazine.

IV.	PRESIDING:	André Cantidiano - President Rodrigo Piva Menegat – Secretary

V.
AGENDA: (i) analyze, discuss and approve the Protocol and Justification of Merger of Arapar S.A. (“Arapar”) and São Teófilo Representação e Participações S.A. (“São Teófilo”), entered into by the Company, as the surviving entity, and Arapar and São Teófilo, as the companies being merged into the Company (“Protocol”), together with the pertinent documents, in light of the opinion of the Company’s Fiscal Council; (ii) ratify the hiring of Terco Grant Thornton Auditores Independentes Sociedade Simples, an organization headquartered in the city of São Paulo, as the specialized company responsible for appraising, based on shareholders’ equity at book value, the companies to be merged into the Company; (iii) approve the appraisal reports prepared by Terco Grant Thornton; (iv) approve the merger, by the Company, of Arapar and São Teófilo; and (v) authorize management to take all measures necessary to effect the merger.

VI.
PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) the reading of the documents related to the matters to be resolved at the Meeting was waived, since the presiders stressed that the Protocol and Justification of Merger, the appraisal reports and the opinion of the Fiscal Council had been available to the attendees; (2) declarations of votes, objections and dissents, if presented, will be received, numbered and certified by the presiding Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of Law nº 6.404/76 (the “Brazilian Corporations Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporations Law.

VII.	RESOLUTIONS:

(i) The shareholders resolved to approve the Protocol and Justification of Merger by the Company of Arapar S.A. and São Teófilo Representação e Participações S.A., after having taken note of the favorable opinion of the Company’s Fiscal Council with respect to the merger.  The Protocol and Justification of Merger and the Fiscal Council’s opinion were available for consultation by the shareholders in attendance and will be filed at the Company’s headquarters (Annexes 1 and 2 hereto for all purposes under the law).

(ii) The presiders clarified that because the Company owned all the capital stock of each of the companies being merged into it, it had presented to the Comissão de Valores Mobiliários (the “Brazilian Securities Commission,” or “CVM”), as a measure prior to and in preparation for the merger, a request that the following be waived: (a) the appraisals otherwise required by article 264 of the Brazilian Corporations Law and item VI of paragraph 1 of article 2 of CVM Instruction 319, and (b) the preparation of the financial statements of Arapar and São Teófilo audited by an independent auditor registered with the Brazilian Securities Commission, as otherwise required by article 12 of CVM Instruction 319.  These requests were granted pursuant to Ofício CVM/SEP/GEA-4 nº 238/2009, dated October 22, 2009.  This clarification being made, the shareholders resolved to ratify the hiring, previously undertaken by management, of Terco Grant Thornton Auditores Independentes Sociedade Simples, a company headquartered in the City of São Paulo, State of São Paulo, at Av. das Nações Unidas, 12.995/13th floor, registered with the CRC/SP under nº 2-SP-018.196/O-8 and with the CNPJ/MF under nº 00.326.016/0001-99, as a specialized company responsible for appraising, based on shareholders’ equity at book value, the companies to be merged into the Company.

(iii) Rogério Villa, the representative of the appraising company, was asked to give a brief report on the work performed  in the course of the appraisal, after which the shareholders resolved to approve the appraisal reports prepared by Terco Grant Thornton, which are filed at the Company’s headquarters (Annexes 3 and 4 hereto for all purposes under the law), which established the following values for each of the companies, as appraised pursuant to the aforementioned criteria: R$ 121,725,495.34  for Arapar S.A. and R$ 585,058,699.84 for São Teófilo Representação e Participações S.A.

(iv) Approve the merger of Arapar S.A. and São Teófilo Representação e Participações S.A. into the Company, pursuant to the Protocol, with the extinction of the companies merged into the Company, succeeded by the Company in all respects.  Considering the fact that the Company owns all of the capital stock of the companies merged into it, there is no capital increase at the surviving entity, and the main paragraph of article 5 of its bylaws remains unaltered.  It was also resolved that the merger, although fully valid as of the date hereof, remains with suspended efficacy until December 31, 2009, at which date each of the companies will calculate and account for their respective results to that date; accordingly, only then will the merger be complete and produce its desired effects, whether civil, corporate, or for accounting or tax purposes.

(v) Authorize management to perform all the acts necessary to make the merger effective, notably the arrangements for the Company to succeed in all respects the merged companies, which will cease to exist under the law.

VIII.
CLOSING: The matters submitted for resolution being approved unanimously (with the  abstention by shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), and there being nothing left to address, the work was suspended for the time needed to draft these minutes, which were read, verified and approved by the shareholders present, who signed them.  Shareholder Sergio Feijão Filho asked that it be recorded that he manifested his support for the matters included in the Agenda.

IX.	SIGNATURES:

André Cantidiano President	Rodrigo Piva Menegat Secretary

Shareholders

Votorantim Industrial S.A. (represented by Eduardo Lavini Russo)

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (represented by Edinei Silva Teixeira)

Investment Funds and Investors listed in Document I represented by Citibank NA and HSBC Corretora de Títulos e Valores Mobiliários S/A (represented by George Washington Tenório Marcelino)

Sergio Feijão Filho

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 22, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer